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                           October 1, 2021

       Michael O'Connor
       Chief Executive Officer
       Rainmaker Worldwide Inc.
       271 Brock Street
       Peterborough, Ontario Canada K9H 2P8

                                                        Re: Rainmaker Worldwide
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed September 24,
2021
                                                            File No. 000-56311

       Dear Mr. O'Connor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10 filed September 24, 2021

       Item 1. Business, page 3

   1. We note your revisions in response to prior comment 2. Please clarify what you man by the disclosure that
"locations have been identified and operating plans defined."
       Financial Statements
       Report of Independent Registered Public Accounting Firm , page F-2

   2. We note your auditor included an explanatory paragraph for substantial doubt about the company's ability to
continue as a going concern. Please have your auditor revise the report to include the
explanatory paragraph immediately following the opinion paragraph according to the
guidance under paragraphs 12 and 13 of PCAOB AS 2415 in an
                                                        amendment.
 Michael O'Connor
Rainmaker Worldwide Inc.
October 1, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at (202) 551-3645 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael O'Connor
                                                          Division of
Corporation Finance
Comapany NameRainmaker Worldwide Inc.
                                                          Office of
Manufacturing
October 1, 2021 Page 2
cc:       Arthur Marcus
FirstName LastName